Exhibit 21.1

Name of Subsidiary	State/Country of Incorporation
Social Services Providers Captive Insurance Co.	Arizona
Ingeus Australasia Pty Ltd	Australia
Circulation, Inc.	Delaware
Health Trans, Inc.	Delaware
LogistiCare Solutions, LLC	Delaware
Prometheus Holdco, LLC	Delaware
Ride Plus LLC	Delaware
Provado Technologies, LLC	Florida
Red Top Transportation, Inc.	Florida
LogistiCare Solutions Independent Practice Association, LLC	New York
Ingeus LLC (Saudi Arabia)	Saudi Arabia
Ingeus Investments Limited	United Kingdom
Ingeus UK Holdings Limited (formerly Pinnacle UK Bidco Limited)	United Kingdom